Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270

RiT Technologies President and CEO Resigns

Tel Aviv, Israel – June 3rd, 2016 – RiT Technologies Ltd. (NASDAQ: RITT), a leading provider of Converged Infrastructure Management Solutions, announced today that Yossi Ben Harosh has resigned from his position as the President and CEO of the company. Mr. Ben Harosh is expected to continue to serve as a RiT’s President and CEO during his notice period starting on June 10th 2016.

About RiT Technologies
RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solution includes IIM - Intelligent Infrastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

CONTACTS:
Mr. Sergey Anisimov,
Chairman of the Board of RiT Technologies Ltd.
www.rittech.com